CV TECHNOLOGIES INC.

CV Technologies develops and manufactures evidence based natural health products for disease prevention and health maintenance.

[redacted]

08001431

March 7, 2008

SUPPL

SEC Mail Processing Section
MAR 19 2008
Washington, DC
104

Securities and Exchange Commission
100 F Street North East
Washington, D.C. 20549

Re: Compliance with Rule 12g3-2(b) Exemption
CV Technologies Inc. – File No. 82-35059

As part of our disclosure requirements to your office, enclosed are copies of the Insider Transaction reports for February 2008. These documents are filed on the System for Electronic Disclosure by Insiders (SEDI) and will be sent to your office on a monthly basis.

Document	Date Range
Insider Transaction Detail	February 1 - 29, 2008

Please acknowledge receipt of our submission by returning the additional copy of our covering letter.
For your convenience we have attached a self-addressed stamped envelope. If you have any questions please do not hesitate to contact me.

Sincerely,

PROCESSED
MAR 31 2008
THOMSON FINANCIAL

Jane Tulloch

Ms. Jane Tulloch
Director, Investor Relations
and Corporate Secretary
CV Technologies Inc.
Direct Line: (780) 577-3724

Enclosures

3/27

Insider transaction detail - View details for issuer

2008-03-05 13:23 ET

Transactions sorted by : **Insider**
Issuer name : **CV Technologies (Starts with)**
Filing date range : **February 1, 2008 - February 29, 2008**
Debt securities : **Convertible Debentures**
Equity securities : **Common Shares, Units**
Issuer derivatives : **Options, Warrants, Other**
Issuer Industry classification: Consumer products - biotechnology/pharmaceuticals

Issuer name: CV Technologies Inc.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Insider name: Buchanan, Bruce

Insider's Relationship to Issuer: 3 - 10% Security Holder of Issuer

Security designation: Common Shares

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1138532	2008-02-07	2008-02-08	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-66,000	0.5800	13,644,309						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1138534	2008-02-07	2008-02-08	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-168,600	0.5900	13,475,709						
1138535	2008-02-07	2008-02-08	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-108,000	0.6000	13,367,709						
1138537	2008-02-07	2008-02-08	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-12,000	0.6100	13,355,709						
1138539	2008-02-07	2008-02-08	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-4,000	0.6200	13,351,709						
1138544	2008-02-07	2008-02-08	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-5,000	0.6400	13,346,709						
1138549	2008-02-07	2008-02-08	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-94,500	0.6500	13,252,209						
1138552	2008-02-08	2008-02-08	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-16,209	0.5500	13,236,000						
1138556	2008-02-08	2008-02-08	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-115,500	0.5600	13,120,500						
O 1138559	2008-02-08	2008-02-08	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-25,000	0.5700							
A 1138559	2008-02-08	2008-02-08	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-25,500	0.5700	13,095,000						
1138563	2008-02-08	2008-02-08	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-72,500	0.5800	13,022,500						

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1138572	2008-02-08	2008-02-08	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-4,500	0.5900	13,018,000						
1138578	2008-02-08	2008-02-08	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-18,000	0.6000	13,000,000						
1143163	2008-02-12	2008-02-15	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-31,000	0.6300	12,969,000						
1143166	2008-02-12	2008-02-15	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-10,000	0.6400	12,959,000						
1143168	2008-02-13	2008-02-15	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-30,000	0.6500	12,929,000						
1143171	2008-02-13	2008-02-15	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-88,000	0.6600	12,841,000						
1143172	2008-02-13	2008-02-15	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-66,500	0.6700	12,774,500						
1143173	2008-02-13	2008-02-15	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-90,500	0.6800	12,684,000						
1143175	2008-02-13	2008-02-15	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-54,000	0.6900	12,630,000						
1143177	2008-02-13	2008-02-15	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-152,500	0.7000	12,477,500						
1143178	2008-02-13	2008-02-15	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-6,000	0.7200	12,471,500						

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1143181	2008-02-14	2008-02-15	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-39,000	0.6700	12,432,500						
1143183	2008-02-14	2008-02-15	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-22,500	0.6700	12,410,000						
1143185	2008-02-14	2008-02-15	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-36,000	0.6900	12,374,000						
1143186	2008-02-14	2008-02-15	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-54,000	0.7000	12,320,000						
1143188	2008-02-15	2008-02-15	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-118,500	0.6700	12,201,500						
1146775	2008-02-19	2008-02-22	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-33,000	0.6400	12,168,500						
1146777	2008-02-19	2008-02-22	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-31,000	0.6500	12,137,500						
1146779	2008-02-19	2008-02-22	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-8,000	0.6600	12,129,500						
1146782	2008-02-20	2008-02-22	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-73,500	0.6200	12,056,000						
1146785	2008-02-20	2008-02-22	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-5,000	0.6300	12,051,000						
1146786	2008-02-20	2008-02-22	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-11,000	0.6400	12,040,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1146788	2008-02-20	2008-02-22	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-30,000	0.6500	12,010,000						
1146790	2008-02-21	2008-02-22	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-10,000	0.6200	12,000,000						
1146791	2008-02-22	2008-02-22	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-281,500	0.5800	11,718,500						
1146792	2008-02-22	2008-02-22	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-232,500	0.5900	11,486,000						
1146793	2008-02-22	2008-02-22	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-113,000	0.6000	11,373,000						
1146796	2008-02-22	2008-02-22	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-6,500	0.6100	11,366,500						
1146799	2008-02-22	2008-02-22	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-4,000	0.6300	11,362,500						

Security designation: Options (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1143162	2006-12-31	2008-02-15	Direct Ownership :	52 - Expiration of options	-40,000		0				Common Shares	-40,000	0

Insider name: Michaels, Gary Warren

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Security designation: Common Shares

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1149833	2008-02-20	2008-02-27	Indirect Ownership : RRSP	10 - Acquisition or disposition in the public market	+4,000	0.6500	50,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Insider name: Weyant, David Thomas													
Insider's Relationship to Issuer: 4 - Director of Issuer													
Security designation: Common Shares													
1135323	2008-02-01	2008-02-06	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			10,000						

END